

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail

Eirik Uboe
Chief Financial Officer
DHT Holdings, Inc.
26 New Street
St. Helier, Jersey JE23RA
Channel Islands

> **Re:     DHT Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 19, 2012**
> **File No. 1-32640**

Dear Mr. Uboe:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments.  Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues.  At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government…, page 15

1. We note that your disclosure no longer identifies which U.S.-designated state sponsors of terrorism your vessels have called on or may call on.  Please update us on your contacts with Iran and Syria since your letters to us of August 26, 2009 and November 17, 2009.  As you know, Iran and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls.  Please tell us about any contacts with

these countries since your 2009 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, charterers or other direct or indirect arrangements, including through Overseas Shipholding Group.  Describe any services or products you have provided to Iran and Syria, and describe any agreements, commercial arrangements, or other contacts you have had with the governments of, or entities controlled by the governments of, these countries.

2. Please discuss the materiality of your contacts with Iran and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria. Please also update us on the potential for reputational harm from your relationship with Overseas Shipholding Group since your prior letters.

3. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba, the countries currently deemed state sponsors of terrorism by the U.S. Department of State.

4. You state that the Comprehensive Iran Sanctions Accountability and Divestment Act "expanded the scope" of the Iran Sanctions Act to non-U.S. companies, such as your company.  In future filings please revise the disclosure to remove any implication that (i) the prohibitions of ISA did not apply to certain activities of non-U.S. companies prior to its amendment by CISADA; and (ii) CISADA replaced, rather than amended, ISA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Max Webb
        Assistant Director
        Division of Corporation Finance